  EXHIBIT 99.3

January 6, 2022

Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario
M9W 5X2

Confirmation of Mailing

The following were sent by prepaid mail to all registered holders of security, not coded as “lost”, of Intellipharmaceutics International Inc. on January 5, 2022

Notice-and-Access Document
Proxy
Proxy Return Envelope

Please note that:

●
We have coded registered security holders as “lost” in cases where, in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office.

●
We have not filed this Confirmation of Mailing or the listed document(s) on SEDAR.

Sincerely,

TSX Trust Company (Canada)

1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800 TSXTRUST.COM